UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Euroseas Ltd. (the "Company") for the Annual Meeting of Shareholders to be held on June 26, 2009.  Attached as Exhibit 2 is the Proxy Card for the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 3 is the Summary of Rights with respect to the Shareholders Rights Agreement of the Company as adopted by the Board of Directors of the Company on May 18, 2009, as previously authorized by the shareholders of the Company.

Exhibit 1

June 4, 2009
TO THE SHAREHOLDERS OF EUROSEAS LTD.

Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004 on June 26, 2009 at 10:30 AM.

At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class B Directors to serve for a term of three years until the 2012 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the reappointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the shares of common stock represented at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares of common stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Aristides J. Pittas
Chief Executive Officer

--------------------------------------------------------------------------------------------------------------------------------------------------------------

Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece
Tel: (011) (30) (210) 610-5110, Fax: (011) (30) (210) 610-5111
e-mail:  aha@euroseas.com
website:  http:///www.euroseas.gr

EUROSEAS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2009

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Euroseas Ltd. (the "Company") will be held on June 26, 2009, at 10:30 AM, at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class B Directors to serve for a term of three years until the 2012 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the reappointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on May 27, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri
Secretary
June 4, 2009
Maroussi, Greece

EUROSEAS LTD.
AETHRION CENTER
40 AG. KONSTANTINOU STREET
151 24 MAROUSSI, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON June 26, 2009

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Euroseas Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, on June 26, 2009, at 10:30 AM, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 4, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 27, 2009 (the "Record Date"), the Company had outstanding 30,575,611 shares of common stock, par value $0.03 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Select Market under the symbol "ESEA."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable.  A proxy may be revoked by filing with the Secretary of the Company at the Company's executive office, Euroseas Ltd., Aethrion Center, 40 AG Konstantinou Street, 151 24 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

Election Of Directors

The Company currently has seven directors divided into three classes.  As provided in the Company's Bylaws, each director is elected to serve for a three year term and until such director's successor is elected and has qualified.  The term of our two Class B Directors expires in 2009, the term of our two Class C Directors expires in 2010 and the term of our three Class A Directors expires in 2011.  The Board has nominated Panagiotis Kyriakopoulos and George Skarvelis, each Class B Directors, for re-election as Class B Directors whose term would expire at the 2012 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "FOR" the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Panagiotis Kyriakopoulos	48	Director, Class B
George Skarvelis	48	Director, Class B

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

George Skarvelis has been a member of our Board of Directors since our inception on May 5, 2005. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous shipping companies. He has a B.Sc. in economics from the Athens University Law School.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF REAPPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REAPPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Stephania Karmiri
Secretary

June 4, 2009
Maroussi, Greece

Exhibit 2

ANNUAL MEETING OF SHAREHOLDERS OF

EUROSEAS LTD.

June 26, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=14991

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230000000000001000 9   062609

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF THE PROPOSALS SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Panagiotis Kyriakopoulos Class B Director
○ George Skarvelis Class B Director

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF APPOINTMENT OF AUDITORS - Ratification of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.	☐	☐	☐

ELECTRONIC ACCESS TO FUTURE DOCUMENTS
If you would like to receive future shareholder communications over the Internet exclusively, and no longer receive any material by mail please visit http://www.amstock.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select **Receive Company Mailings via E-Mail** and provide your e-mail address.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

EUROSEAS LTD.

The undersigned hereby appoints Aristides J. Pittas, Dr. Anastasios Aslidis, Stephania Karmiri, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Euroseas Ltd. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Euroseas Ltd. to be held on June 26, 2009 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

14475

Exhibit 3

SUMMARY OF RIGHTS

Distribution and Transfer of Rights; Distribution Date:
The rights will separate from the common stock and become exercisable upon the earlier of (1) the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock.

Preferred Stock Purchaseable Upon Exercise of Rights:
On the Distribution Date, each holder of a right will be entitled to purchase for Twenty-Six Dollars (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock.

Flip-in:
If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the Exercise Price, a number of shares of the company's common stock which has a market value of twice the Exercise Price.

Flip-over:
If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company (either as the surviving corporation or as the disappearing entity) or the company sells more than 50% of its assets or earning power, then each holder of a right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price.

Exchange Provision:
Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock.

Redemption of Rights:	The company can redeem the rights at any time prior to the Distribution Date if a person has acquired ownership of 15% or more of the company's common stock.
Expiration of Rights:	The rights expire on the earliest of (1) May 27, 2019 or (2) the exchange or redemption of the rights as described above.
Amendment of Terms of Rights:
The terms of the rights and the Shareholders Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date.  After the Distribution Date, the terms of the rights and the Shareholders rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person).

Voting Rights:	The rights will not have any voting rights.
Anti-dilution Provisions:	The rights will have the benefit of certain customary anti-dilution protections.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: June 5, 2009	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President